

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 2006

Via Facsimile (816) 292-2001 and U.S. Mail

Scott Herpich
Lanthrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

> **Re: Boston Financial Qualified Housing Tax Credits L.P. IV**
> **PRRN filed February 24, 2006**
> **By Park G.P., Inc.**
> **File No. 0-19765**

Dear Mr. Herpich:

We have reviewed your filings and have the following comments.

Schedule 13D

Item 4

1.   Your preliminary proxy materials indicate that, if elected, Everest will, among other things, seek to liquidate limited partnership interests. Either amend your Schedule 13D to address these plans in your Item 4 disclosure or supplementally explain why you believe such disclosure is not required.

Item 6

2.   Expand your disclosure in this section to describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2. In the alternative, supplementally explain why you believe the Item 4 disclosure incorporated in this section satisfies your disclosure obligation.

Schedule 14A

3.   We note your response to prior comment one. The cover page of Schedule 14A plainly requires that the "Name of Person(s) Filing Proxy Statement, if other than the Registrant" be provided (emphasis added). When preparing your response, please note that disclosure required on the cover page of Schedule 14A are governed by Rule 14a-101 of Regulation 14A.

4.   We note your response to prior comment 4. A reasonable factual basis must exist
        for each assertion of opinion or belief that you make and support for opinions or
        beliefs should be self-evident, disclosed in the materials or provided to the staff
        on a supplemental basis. Please revise each bullet point to disclose the basis for
        your opinion or otherwise provide appropriate support.   For example:

        •   Explain why you believe assets sold by general partners have not been in
            the best interests of the limited partners;
        •   Explain why you believe the litigation was needless;
        •   Explain why you believe providing the books and records is required;
        •   Explain why you believe the various meetings and ballots referenced were
            required;

        Mark any supporting information provided to identify the specific information
        relied upon, such as quoted statements, financial statement line items, press
        releases, and mathematical computations, and identify the sources of all data
        utilized.

5.   Revise your disclosure to clarify that the "needless litigation" to which you refer
        was instigated by Park and its affiliates.

Voting Procedure and Required Consents, page 4

6.   We note your statements that any determinations you make will "be conclusive
        and binding." Please revise these statements to more precisely define their scope.
        It appears that your determinations may not necessarily be conclusive and
        binding. For example, the judgments of courts of competent jurisdiction are
        generally considered conclusive and binding in such matters.

Information Concerning the Participants, page 6

7.   We note your response to prior comment 11. Please revise to include all of the
        information required by Items 4(b) and 5(b) of Schedule 14A for each participant.
        If a specific disclosure item is not applicable, please tell us this on a supplemental
        basis.

8.   We reissue prior comment 13. In that regard, we note that Park is participant, and
        Parks's sole shareholder is SLCas. The control persons of SLCas are, therefore,
        either directly or indirectly engaged in organizing, directing, or arranging for the
        financing of the solicitation. In addition, provide a detailed analysis supporting
        your conclusion that all persons named in this section are not participants.

Information Concerning the Partnership, page 11

9.   We reissue prior comment 14. You may not disclaim responsibility for the accuracy of the information contained in your proxy statement. Please revise accordingly.

Preliminary Copy of Consent

10.   We reissue prior comment 14. Please revise the proxy card to identify all persons on whose behalf the solicitation is being made. Refer to Item 4(a)(2) of Schedule 14A and Rule 14a-4(a)(1) of Regulation 14A.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions